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EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use of our reports dated March 1, 2012 with respect to the consolidated financial statements of Talisman Energy Inc., which comprise the consolidated balance sheets as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information, and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in an exhibit to the Annual Report (Form 40-F) as at December 31, 2011.

        We also consent to the incorporation by reference in (i) the Registration Statement (Form S-8 No. 333-178449) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc., (ii) the Registration Statement (Form S-8 No. 333-154924) pertaining to the Corporate Strategy Implementation Recognition Program of Talisman Energy Inc. and (iii) the Registration Statement (Form S-8 No. 333- 178450) pertaining to Performance Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its Affiliates, of our reports dated March 1, 2012 with respect to the consolidated financial statements of Talisman Energy Inc., which comprise the consolidated balance sheets as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information, and the effectiveness of internal control over financial reporting of Talisman Energy Inc., included in an exhibit to the Annual Report (Form 40-F) as at December 31, 2011.

        We also consent to the incorporation by reference in the shelf Registration Statement (Form F-10 No. 333-165524) of our report dated March 1, 2012, with respect to the consolidated financial statements of Talisman Energy Inc., which comprise the consolidated balance sheets as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information, included in the Annual Report (Form 40-F) of Talisman Energy Inc. for the year ended December 31, 2011.

Signed "Ernst & Young LLP"

Calgary, Canada
March 5, 2012

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  EXHIBIT 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM